Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that at the fourth extraordinary meeting of the second session of the employee representative meeting of the Company, Ms. Wang Xiaoqing has been elected as an Employee Representative Supervisor of the sixth session of the board of supervisors of the Company. The qualification of Ms. Wang Xiaoqing as a Supervisor is still subject to the approval of the Beijing Bureau of the China Banking and Insurance Regulatory Commission (the “CBIRC Beijing Bureau”).

The biographical details of Ms. Wang Xiaoqing are set out below:

Ms. Wang Xiaoqing, born in October 1965, has been serving as the Deputy General Manager of the Risk Management Department of the Company since April 2018. From May 2016 to April 2018, she served as the Secretary to the Discipline Inspection Committee of the Tibet Branch of the Company. From 2010 to 2016, she successively served as an Assistant to the General Manager and the Deputy General Manager of the County Insurance Management Department, and the Deputy General Manager of the Audit Department of the Company. From 2003 to 2010, she successively served as the Deputy Division Chief of the Business Inspection Division of the Individual Insurance Sales Department, the Deputy Division Chief of the Agent Management Division, and the Division Chief of the Comprehensive Development Division of the Company, and the Deputy General Manager of No. 5 Business Management Department in the Beijing Branch of the Company. Ms. Wang Xiaoqing graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor’s degree in engineering.

Ms. Wang Xiaoqing will enter into a service contract with the Company. The term of office of Ms. Wang Xiaoqing shall be effective on the date of approval by the CBIRC Beijing Bureau and end on the expiry of the term of the sixth session of the board of supervisors. She is eligible for re-election upon expiry of her term.

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As an Employee Representative Supervisor of the Company, Ms. Wang Xiaoqing will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with her position in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Ms. Wang Xiaoqing has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Ms. Wang Xiaoqing does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Commission File Number 001-31914

Further, there is nothing in respect of the election of Ms. Wang Xiaoqing that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 23 October 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie